CUSIP No. 056525-10-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Badger Meter, Inc.
(Name of Issuer)

Common Stock $1.00 par value
(Title of Class of Securities)

056525-10-8
(CUSIP Number)

James O. Wright
Badger Meter, Inc.
4545 West Brown Deer Road
Milwaukee, WI 53223
(414) 371-5706
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 15, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 056525-10-8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James O. Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 22,160
BENEFICIALLY OWNED	8	SHARED VOTING POWER 12,500
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 22,160
PERSON WITH:	10	SHARED DISPOSITIVE POWER 12,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 056525-10-8

Introduction

        This statement on Schedule 13D/A (the “Statement”) hereby amends Item 5 of the Schedule 13D Amendment filed on September 7, 1999 by James O. Wright with respect to the beneficial ownership of shares of common stock, $1.00 par value per share (the “Common Stock”), of Badger Meter, Inc., a Wisconsin corporation. The Statement is being filed to reflect the fact that Mr. Wright is no longer the President and a Director of JOW Corp, and, therefor, is no longer deemed to beneficially own the shares of Common Stock held by JOW Corp. As a result, Mr. Wright has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 5.	Interest in Securities of the Issuer

        (a)      Aggregate Number of Shares of Common Stock: 34,660
                   Percentage of Class: 0.5%
                   Shares of Common Stock outstanding as of 12/15/2005: 6,848,149

        (b)      The number of shares of Common Stock over which Mr. Wright has sole voting and dispositive power is 22,160. The number of shares of Common Stock over which Mr. Wright has shared voting and dispositive power is 12,500.

        (c)       Effective as of December 15, 2005, Mr. Wright is no longer the President and a Director of the JOW Corp., and as a result no longer has any voting or dispositive power over the Common Stock held by JOW Corp.

        (d)       None.

        (e)       Effective as of December 15, 2005, Mr. Wright ceased to be the beneficial owner of more than five percent of the Common Stock.

***

[Signature is on the next page.]

CUSIP No. 056525-10-8

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: December 29, 2005.

/s/ James O. Wright
James O. Wright

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